SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

BECKMAN COULTER, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

2.50% Senior Convertible Notes Due 2036

(Title of Class of Securities)

075811AD1 and 075811AC3

(CUSIP Number of Class of Securities)

Jeffrey D. Linton

Senior Vice President and General Counsel

Beckman Coulter, Inc.

250 S. Kraemer Blvd.

Brea, CA 92821

(714) 993-5321

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$219,416,000	$25,474

(1)	Estimated for purposes of calculating the filing fee only. This amount is calculated as the aggregate outstanding principal amount of the 2.50% Senior Convertible Notes due 2036 (the “Notes”) that were not subject to an irrevocable election to convert such Notes as of July 10, 2011.
(2)	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $116.10 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0—11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $25,474	Form or Registration No.: Schedule TO
Filing Party: Beckman Coulter, Inc.	Date Filed: July 11, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed by Beckman Coulter, Inc., a Delaware corporation (the “Company”), on July 11, 2011, as amended on July 20, 2011 and August 2, 2011, relating to the offer by the Company to repurchase for cash all of its outstanding 2.50% Senior Convertible Notes due 2036 (the “Notes”) upon the terms and subject to the conditions set forth in (1) the Indenture (the “Base Indenture”), dated April 25, 2001, by and between the Company and Wells Fargo Bank, National Association, as successor Trustee (the “Trustee”); (2) the Second Supplemental Indenture (the “Second Supplemental Indenture”), dated as of December 15, 2006, by and between the Company and the Trustee; (3) the Fourth Supplemental Indenture (together with the Base Indenture and the Second Supplemental Indenture, the “Indenture”), dated as of June 30, 2011, by and between the Company and the Trustee; (4) the Notes; and (5) the Notice and Offer to Repurchase dated July 11, 2011 filed with the Schedule TO as Exhibit (a)(1)(A) thereto (as it may be supplemented or amended from time to time, the “Offer to Repurchase”).

The information in the Offer to Repurchase is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Repurchase or in the Schedule TO.

Items 1 and	4. Summary Term Sheet; Terms of the Transaction.

Item 1 and Item 4(a) of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in the “Company Notice,” “Summary Term Sheet,” “The Company’s Current Obligation to Repurchase the Notes at the Option of the Holders,” and “Repurchase Price” sections of the Offer to Repurchase is hereby amended and supplemented by inserting the following paragraph:

“On August 9, 2011, the Company announced an extension of the Designated Event Repurchase Date and the Expiration Time for the Offer to Repurchase to 5:00 p.m., New York City time, on Monday, August 29, 2011. The Designated Event Repurchase Date and the Expiration Time was previously designated as midnight, New York City time, at the end of Monday, August 8, 2011.

As required under the Indenture, the Company is offering to repurchase the Notes at a Designated Event Repurchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon up to, but excluding, the Designated Event Repurchase Date. As a result of the extension of the Designated Event Repurchase Date to August 29, 2011, the accrued and unpaid interest on each $1,000 in principal amount of the Notes to, but excluding, the Designated Event Repurchase Date will be $5.1389, and the Designated Event Repurchase Price in the Offer per $1,000 in principal amount of the Notes will be $1,005.1389. All other terms and conditions of the Offer remain unchanged.

In addition, as a result of the extension of the Designated Event Repurchase Date to August 29, 2011, the right to convert the Notes as a result of the Fundamental Change described in this Offer to Repurchase will expire on August 29, 2011.

The Depositary has indicated that, as of midnight, New York City time, at the end of August 8, 2011, no Notes had been validly tendered and not withdrawn pursuant to the Offer. In addition, the Conversion Agent has indicated that, as of midnight, New York City time, at the end of August 8, 2011, $599,476,000 in aggregate principal amount of the Notes had been irrevocably converted, with $524,000 in aggregate principal amount of the Notes remaining outstanding. The press release announcing the extension of the Designated Event Repurchase Date and the Expiration Time is attached hereto as Exhibit (a)(5)(D).”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

“(a)(5)(D)	Press Release dated August 9, 2011.

(a)(5)(E)	Notice to Trustee and Holders dated August 9, 2011.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2011	Beckman Coulter, Inc.

	By:	/s/ JEFFREY D. LINTON
	Name:	Jeffrey D. Linton
	Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Notice and Offer to Repurchase dated July 11, 2011.*

(a)(5)(A)	Announcement dated July 11, 2011.*

(a)(5)(B)	Notice to Trustee and Holders dated July 19, 2011.*

(a)(5)(C)	Notice to Trustee and Holders dated August 2, 2011.*

(a)(5)(D)	Press Release dated August 9, 2011.**

(a)(5)(E)	Notice to Trustee and Holders dated August 9, 2011. **

(b)	None.

(d)(1)	Senior Indenture, dated April 25, 2001, between Beckman Coulter, Inc. and Citibank, N.A. (incorporated by reference to Exhibit 4.1 to the Issuer’s Amendment No. 1 to Registration Statement on Form S-3/A filed on April 26, 2001).

(d)(2)	Second Supplemental Indenture dated December 15, 2006 between Beckman Coulter, Inc. and Wells Fargo Bank, National Association, as successor trustee (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on December 15, 2006).

(d)(3)	Fourth Supplemental Indenture dated June 30, 2011 between Beckman Coulter, Inc. and Wells Fargo Bank, National Association, as successor trustee (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on June 30, 2011).

(d)(4)	Agreement and Plan of Merger, dated as of February 6, 2011, by and among Danaher Corporation, Djanet Acquisition Corp. and Beckman Coulter, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on February 10, 2011).

(d)(5)	Registration Rights Agreement, dated as of December 15, 2006, between Beckman Coulter, Inc. and Morgan Stanley & Co. Incorporated on behalf of the Initial Purchasers (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on December 15, 2006).

(g)	None.

(h)	None.

*	Previously filed.
**	Filed herewith.